Exhibit 99.1

COOPERATION TECHNOLOGY CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements as of and
for the Year Ended December 31, 2012, and Independent
Auditor’s Report

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

Page
INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012:

Balance Sheet	2

Statement of Operations	3

Statement of Cash Flows	4

Statement of Shareholders’ Equity	5

Notes to Consolidated Financial Statements	6–16

Independent Auditor’s Report

The Board of Directors and Shareholders
Cooperation Technology Corporation

We have audited the accompanying consolidated financial statements of Cooperation Technology Corporation and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, cash flows, and shareholders’ equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperation Technology Corporation and Subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Roseland, New Jersey
May 6, 2013

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2012
(In thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$5,848
Accounts receivable — net of allowance of $33	266
Inventory — net	2,113
Prepaid expenses and other current assets	682
Total current assets	8,909
Property and equipment— net	1,897
Deferred financing costs— net	160
Restricted cash	633
Other assets	94
Total assets	$11,693

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of capital lease obligations	$98
Accounts payable	1,044
Accrued expenses	512
Customer deposits and deferred revenue	3,168
Total current liabilities	4,822

Long-term portion of capital lease obligations	194
Total liabilities	5,016

Commitments and contingencies

Shareholders' equity:
Convertible preferred stock, Series B, $0.0001 par value; 5,000,000 shares authorized;
3,303,247 issued and outstanding; liquidation preference of $10,077	-

Convertible preferred stock, Series A, $0.0001 par value; 1,315,889 shares authorized,
issued and outstanding; liquidation preference of $1,200	-

Common stock, $0.0001 par value; 20,000,000 shares authorized; 10,170,204 shares
issued and outstanding	1

Additional paid-in capital	11,741
Accumulated deficit	(5,065)
Total shareholders' equity	6,677
Total liabilities and shareholders' equity	$11,693

See notes to consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in thousands)

Revenue	$15,748
Cost of revenue	9,170
Gross profit	6,578

Selling, general, and administrative expenses	7,305
Research and development	2,604
Restructuring charge	943
Loss from operations	(4,274)

Interest expense	(13)
Interest and other income	23

Net loss	$(4,264)

See notes to consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in thousands)

Cash flows from operating activities:
Net loss	$(4,264)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	171
Provision for doubtful accounts	15
Share-based compensation expense	198
Non-cash interest expense	6
Changes in operating assets and liabilities:
Operating cash	(633)
Accounts receivable	(189)
Inventory	(1,702)
Prepaid expenses and other current assets	(499)
Other assets	(57)
Accounts payable and accrued expenses	1,124
Customer deposits and deferred revenue	3,153

Net cash used in operating activities	(2,677)

Cash flows from investing activities:
Purchases of property and equipment	(1,689)

Net cash used in investing activities	(1,689)

Cash flows from financing activities:
Debt issuance costs	(13)
Repayments of capital lease obligations	(15)
Proceeds from exercise of stock options	12

Net cash used in financing activities	(16)

Net decrease in cash and cash equivalents	(4,382)

Cash and cash equivalents — beginning of year	10,230

Cash and cash equivalents — end of year	$5,848

Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired under capital lease obligations	$307
Warrants issued pursuant to term loan financing	$153

See notes to consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in thousands)

	Series B Convertible		Series A Convertible
	Preferred Stock		Preferred Stock		Common Stock		Additional	Retained Earnings
							Paid-in	(Accumulated	Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance as of January 1, 2012	3,303,247	-	1,315,889	-	10,155,330	$1	$11,378	$(801)	$10,578

Share-based compensation							198		198
Exercise of stock options					14,874		12		12
Fair value of warrant from issuance of debt							153		153
Net loss								(4,264)	(4,264)

Balance as of December 31, 2012	3,303,247	-	1,315,889	-	10,170,204	$1	$11,741	$(5,065)	$6,677

See notes to consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012
(In thousands, except share and per share amounts)

1.	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description and Organization — Cooperation Technology Corporation and Subsidiaries (collectively, the "Company") is a New York-based provider of desktop three-dimensional (“3D”) printers, and related products and services. The Company’s customers include professionals, consumers, government organizations and educational institutions. Customers use the Company’s 3D printers and related products for a variety of activities, including design creation, product development, rapid prototyping, and replacement of traditional product manufacturing processes.

From inception through December 31, 2011, the Company sold substantially all of its 3D printers to customers as unassembled kits. In 2012, the Company significantly expanded its operations to include production of assembled 3D printer products.

From its inception in January 2009 through June 2010, the Company operated as MakerBot Industries, LLC, a New York Limited Liability Company (“MakerBot”). In June 2010, the Company formed Cooperation Technology Corporation (“CTC”), a Delaware corporation, as the holding company of MakerBot pursuant to the terms and conditions of its Convertible Preferred Stock, Series A financing (see Note 7). In connection therewith, in July 2010, each of the members of MakerBot exchanged their membership interest units for shares of common stock of CTC, and MakerBot consequently became a wholly-owned subsidiary of CTC.

As of December 31, 2012, the Company’s wholly-owned subsidiaries included MakerBot, Thingiverse, LLC, and Bot World, LLC, which was formed in September 2012.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

Cash Equivalents — The Company considers all highly-liquid debt instruments purchased with maturities of three months or less when acquired to be cash equivalents. As of December 31, 2012, the Company’s cash reserves were substantially held in business checking and high-yield savings accounts. At various times during 2012, balances of cash at financial institutions exceeded the Federally insured limit. The Company has not experienced any losses in such accounts and believes cash and cash equivalents are not subject to any significant credit risk. At December 31, 2012, cash balances held in foreign bank accounts were $0.

Revenue Recognition — Revenue from the sale of 3D printers and related products is recognized upon shipment, provided that persuasive evidence of a sales arrangement exists, both title and risk of loss have passed to the customer and collection is reasonably assured. Persuasive evidence of a sales arrangement exists upon execution of a written or internet-based sales agreement or purchase order that constitutes a fixed and legally binding commitment between the Company and the buyer. In instances where sales are made to resellers, the same criteria cited above are applied to determine the recognition of revenue. The reseller’s creditworthiness is evaluated prior to such sale. The reseller takes ownership of the related printers, products or print materials and payment is not dependent upon the reseller’s sale to an end user. Revenue includes amounts billed to customers for shipping and handling charges, which totaled $718 for the year ended December 31, 2012.

The Company sells its 3D printers inclusive of embedded software to its customers. The embedded software is not sold separately, it is not a significant focus of the marketing effort and the Company does not provide post-contract customer support specific to the software or incur significant costs that are within the scope of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 985, “Software”. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that ASC 985 is not applicable.

The Company allows customers to return defective products or components for a reasonable time period after shipment of the product. On a periodic basis, the Company evaluates such activities, which to date have not been material, and provides allowances, as necessary, based on estimated future returns.

In 2012, the Company began offering maintenance contracts, the MakerCare Service Plan, covering certain 3D printer products sold to customers based in the contiguous United States. Service revenue from maintenance contracts is recognized ratably over the one-year period of coverage. Unearned revenue from the sale of maintenance contracts was classified on the consolidated balance sheet as part of Customer Deposits and Deferred Revenue, and totaled $96. Revenues from maintenance contracts were $16 for the year ended December 31, 2012.

Allowance for Doubtful Accounts — The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers’ failure to make payments. Management determines the estimate of the allowance for doubtful accounts receivable by considering a number of factors, including (1) historical experience, (2) aging of the accounts receivable, and (3) specific information obtained by the Company on the financial condition and the current creditworthiness of its customers.

Inventory — Inventory is stated at the lower of cost or market, with cost determined based on the weighted-average method. As of December 31, 2012, inventory consisted primarily of raw material components for 3D printers, and finished products purchased for resale. The Company periodically assesses inventory for obsolescence and excess quantities and reduces the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

Warranties — The Company has not provided standard warranties for its products since its inception. Under the terms and conditions of MakerCare Service Plan, the Company provides replacement parts due to defect or normal wear, for certain covered parts, during the coverage period.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Charges for repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. There were no impairments for the year ended December 31, 2012.

Income Taxes —The Company complies with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial reporting of income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with ASC 740, the Company takes a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these tax positions periodically and makes adjustments as required.

Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and income tax purposes using enacted rates expected to be in effect when such amounts are realized or settled. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's Federal and state income tax returns for the tax years 2009 through 2012 remain subject to examination by tax authorities. The Company plans to evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings on an ongoing basis. In the event that the Company incurs interest and penalties associated with tax matters, it plans to recognize such costs as part of the income tax provision and include accrued interest and penalties with the related tax liability in the balance sheets.

Fair Value of Financial Instruments — The fair values of accounts receivable and accounts payable are estimated to approximate the carrying values at December 31, 2012, due to the short maturities of such instruments.

Share-Based Compensation — The Company calculates the fair value of share-based option awards on the date of grant using the Black-Scholes option pricing model. The Company granted certain members of management restricted shares of common stock. Share-based compensation expense is recognized ratably over the vesting periods of the respective grants.

Advertising — Advertising costs are charged to operations as incurred and were $63 for the year ended December 31, 2012.

Research and Development Costs — Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred, in accordance with ASC 730, “Research and Development”.

Use of Estimates — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to the allowance for doubtful accounts, income taxes, inventory reserves, contingencies and revenue recognition. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Shipping Costs — Shipping and handling costs are included in cost of sales.

2.	INVENTORY

Inventory at December 31, 2012 consists of the following:

Raw materials	$1,590
Finished goods	523

$2,113

3.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consist of the following:

	Estimated
	Useful Life
Furniture and fixtures	3-5 years	$410
Machinery and equipment	1-5 years	917
Software	3-5 years	526
Leasehold improvements	5 years	234

		2,087

Less accumulated depreciation and amortization		(190)

		$1,897

Machinery and equipment includes amounts acquired under capital leases of $328 with related accumulated amortization of $0 at December 31, 2012.

Depreciation and amortization expense amounted to $171 for the year ended December 31, 2012.

4.	ACCRUED EXPENSES

Accrued expenses at December 31, 2012 consist of the following:

Accrued payroll and related costs	$238
Accrued professional fees	106
Accrued materials purchases	83
Accrued shipping fees	10
Other	75

$512

5.	COMMITMENTS AND CONTINGENCIES

Lease Obligations —The Company has noncancelable obligations under operating lease agreements for office, assembly operations and warehouse space. Aggregate rent expense under the operating leases amounted to $300 for the year ended December 31, 2012.

During 2012, the Company entered into new lease agreements in connection with its expansion plans, including a five-year noncancelable operating lease agreement for its new headquarters office space, which was executed in May 2012. The Company took possession of the space in late December 2012. Pursuant to the terms of the lease, the Company executed a letter of credit agreement for $633 as security for the lease obligation. The letter of credit is collateralized in full with cash funds that have been segregated from the Company’s available cash reserves, and the balance has accordingly been classified as restricted cash on the Company’s consolidated balance sheet as of December 31, 2012.

In 2012, the Company entered into capital leases aggregating $307 in connection with the acquisition and implementation of a third-party enterprise resource planning (“ERP”) software solution. The capital lease obligations are payable over three years and include weighted-average imputed interest of 13.3%.

The following represents the Company’s commitments under capitalized and operating leases for each of the next five years ended December 31 and thereafter:

	Capitalized	Operating
Years ending December 31:	Leases	Leases
2013	$130	$1,350
2014	130	1,436
2015	88	1,152
2016		1,116
2017		1,084
Thereafter		558
Total minimum lease payments	348	$6,696
Less: amounts representing imputed interest	(56)
Present value of minimum lease payments	292
Less: current portion of capital lease obligations	(98)
Capital lease obligations, excluding current portion	$194

6.	INCOME TAXES

The Company did not incur a provision for income taxes for the year ended December 31, 2012 as a result of its losses to date. As of December 31, 2012, the Company had Federal and state net operating losses (“NOL”) of approximately $4,667 each. The net operating losses are eligible to be carried forward to future tax periods, with the majority of the balance expiring in 2031 and 2032, respectively. The Company has provided a full valuation allowance for the NOL carryforward balance due to its expectation of continued tax losses for the foreseeable future. The valuation allowance increased by $1,708 for the year ended December 31, 2012.

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities at December 31, 2012 were as follows:

Deferred tax assets (liabilities):
Allowances for doubtful accounts and sales returns	$12
Inventory reserves	165
Property and equipment depreciation and amortization	(149)
Net operating loss carryforwards	1,867
Share-based compensation	46
Deferred revenue	38

Deferred tax asset	1,979

Less valuation allowance	(1,979)

Net deferred tax asset	$-

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the year ended December 31, 2012:

Tax benefit based on Federal statutory rate	(34)%
State taxes, net of federal	(7)%
Permanent differences	(1)%
Research and development credit	(1)%
Valuation allowance	43%

Effective tax rate	0%

7.	CONVERTIBLE PREFERRED STOCK, SERIES A AND SERIES B

The Company authorized the issuance of up to 6,315,889 shares of preferred stock, with a par value of $0.0001 per share, and designated 1,315,889 of the authorized shares as Series A Preferred Stock (“Series A Preferred”), and 5,000,000 of the authorized shares as Series B Preferred Stock (“Series B Preferred”).

In July 2010, the Company sold 1,315,889 shares of Series A Preferred to investors at $0.91 per share, for net proceeds of $1,200. In August 2011, the Company sold 3,303,247 shares of Series B Preferred to investors at $3.05 per share, for net proceeds of $10,077, after deducting issuance costs.

Dividends — Upon declaration by the board of directors of the Company, holders of Series B Preferred, in preference to the holders of Series A Preferred and common stock, shall be entitled, on a one-time, non-cumulative basis, to cash dividends at the rate of eight percent (8%) of the original issue price (i.e., the price at which such share was purchased). The Company may not pay or declare any dividend or distribution on the common stock, or purchase, redeem or otherwise acquire for value any share of common stock until all dividends on the preferred stock have been paid or declared and set apart. In the event dividends are paid on any share of common stock, the Company must pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal to the amount paid or set aside for each share of common stock. As of December 31, 2012, no dividends were declared or distributed to any shareholders.

Conversion — Each share of preferred stock is convertible, at any time, at its holder's discretion, into one fully paid and non-assessable share of common stock. The conversion rate shall be adjusted whenever the Company shall issue or sell, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the time of such issue or sale.

The preferred stock shall be automatically converted into common stock upon the consummation of an initial public offering. In addition, at any time prior to consummation of an initial public offering, all or a portion of the outstanding shares of each series of preferred stock shall be automatically converted into common stock upon the affirmative election of a majority of the outstanding shares, as defined in the Company’s articles of incorporation, by the holders of preferred stock, either voting together as a single class, or voting within each class of preferred stock. Upon any such automatic conversion, any declared and unpaid dividends shall be paid.

Liquidation Preferences — In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Series B Preferred, in preference to the holders of Series A Preferred and common stock, shall be entitled to be paid out of the assets of the Company that are legally available for distribution, an amount equal to the applicable original issue price per share, for each preferred share held by them, plus all declared and unpaid dividends on the Series B Preferred (the "Series B Preference Amount"). In the event that the assets available for distribution are not sufficient to pay the full Series B Preference Amount, the assets shall be distributed pro rata among the holders of Series B Preferred shares in proportion to the aggregate Series B Preference Amount that each such holder would otherwise be entitled to receive. The aggregate Series B Preference Amount was $10,077 as of December 31, 2012.

After payment of the full liquidation preference of the Series B Preferred, before any distribution or payment shall be made to the holders of common stock, the holders of Series A Preferred shall be entitled to be paid out of the remaining assets of the Company legally available for distribution, if any, an amount equal to the applicable original issue price per share, for each preferred share held by them, plus all declared and unpaid dividends on the Series A Preferred (the "Series A Preference Amount"). In the event that the assets available for distribution are not sufficient to pay the full Series A Preference Amount, the assets shall be distributed pro rata among the holders of Series A Preferred shares in proportion to the aggregate Series A Preference Amount that each such holder would otherwise be entitled to receive. The aggregate Series A Preference Amount was $1,200 as of December 31, 2012.

After payment to the holders of the preferred shares of the respective Series B Preference Amounts and Series A Preference Amounts, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of common stock.

Voting — Each holder of shares of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted at the time of voting.

For so long as any shares of Series B Preferred remain outstanding, in addition to any other vote or consent, the vote or written consent of the holders of a majority of the outstanding Series B Preferred shall be required for effecting or validating certain actions, including: (1) any issuance of Series B Preferred; (2) any amendment, alteration, or repeal of the certificate of incorporation or the bylaws of the Company; (3) any increase or decrease in the authorized number of shares of common stock or preferred stock or any series thereof; (4) any authorization or designation, whether by reclassification or otherwise, of a new class or series of stock; (5) any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock and preferred stock, other than certain permitted transactions; (6) any agreement by the Company or its shareholders regarding an asset transfer or acquisition that values the Company at less than a specified amount; (7) any adverse changes to the rights, preferences and privileges of the Series B preferred; (8) any transactions resulting in a reduction of the Company’s ownership interest in any subsidiary, other than an asset transfer or acquisition that has been approved in accordance with the Company’s certificate of incorporation; and (9) any increase or decrease in the authorized number of members of the Company’s board of directors.

8.	COMMON STOCK AND EQUITY INCENTIVE PLAN

Common stock — The Company authorized the issuance of up to 20,000,000 shares of common stock, with a par value of $0.0001 per share (“Common Stock”).

Conversion of MakerBot Industries, LLC membership interest units — In July 2010, each of the members of MakerBot exchanged their membership interest units, which totaled 10,355,330 units, for an equivalent number shares of common stock of CTC.

Share cancellations — The Company canceled 200,000 shares of restricted common stock that were originally issued to an employee whose employment was terminated in 2011.

Equity Incentive Plan — In August 2011, the Company's board of directors and shareholders approved the establishment of the 2011 Equity Incentive Plan (“2011 EIP”) to provide stock award grants to employees, directors and consultants of the Company. Pursuant to the terms of the 2011 EIP, up to 1,638,759 shares of Common Stock are reserved for stock award grants, including incentive and nonstatutory stock options (“Options”), stock appreciation rights (“SAR”), restricted stock awards and restricted stock unit awards. The board of directors of the Company, or at its discretion, a committee of the board is responsible for the administration of the 2011 EIP.

The 2011 EIP requires that the per share exercise price of each Option or SAR shall not be less than 100% of the fair market value of the Common Stock subject to the Option or SAR on the grant date. Option and SAR grants shall not be exercisable after the expiration of ten years from the date of its grant or such shorter period as specified in a stock award agreement. The 2011 EIP provides that the board of directors may, in its sole discretion, impose such limitations on transferability of Options and SAR’s as the board shall determine. In the absence of a determination by the board of directors to the contrary, Options and SAR’s shall not be transferable except by will or by the laws of descent and distribution, or by domestic relations orders unless specifically agreed to by the plan administrator.

The Company issued 155,330 shares of restricted common shares in 2010, of which 106,790 shares were vested as of December 31, 2012. There were no restricted share issuances in 2011 or 2012. In connection with the 2010 restricted share issuances, the Company recognized share-based compensation expense of $27 for the year ended December 31, 2012. As of December 31, 2012, the remaining share-based compensation expense for outstanding unvested restricted shares was $36.

In connection with stock options issued under the 2011 EIP, the Company recorded share-based compensation expense of $171 for the year ended December 31, 2012. As of December 31, 2012, the total unrecognized compensation cost related to issued and outstanding Options under the plan was $1,548.

The following summary sets forth the stock option activity under the plan:

	Shares from	Weighted Average
	Option Grants	Exercise Price
Balance at January 1, 2012	217,700	$0.81

Grants and commitments	920,200	$1.09
Exercises	(14,874)	$0.81
Forfeitures	(69,726)	$0.81

Balance at December 31, 2012	1,053,300	$0.81 - $1.09

As of December 31, 2012, the Company had vested options totaling 94,052 shares, with a weighted-average exercise price of $0.81. All such vested options were exercisable as of the respective dates. As of December 31, 2012, the Company expected options to purchase 1,050,310 shares to vest, with a weighted-average exercise price of $1.04 per share.

For the year ended December 31, 2012, the weighted-average fair value per option grant was $1.82.

For the year ended December 31, 2012, the fair value of each Option was estimated at the commitment date using the Black-Scholes method with the following assumptions:

Weighted average risk-free interest rates (1):	1.1%
Weighted average expected life (in years):	6.3
Weighted average expected volatility (2):	120.0%
Expected dividend yield:	-

(1)	Based on the U.S. Treasury 7-year constant maturity interest rate whose term is consistent with the expected term of the option.

(2)	Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company's stage of development.

9.	TERM LOAN

In November 2012, the Company entered into a Loan and Security Agreement (“Term Loan”), as amended by Amendment No. 1 thereto, with Silicon Valley Bank (“SVB”), whereby SVB agreed to lend the Company up to $4,000 through Growth Capital A and Growth Capital B advances that must be repaid in scheduled installments until maturity in September 2016. The Company will also be eligible to borrow an additional $1,000 through a Growth Capital C advance if it attains certain performance milestones based on revenues and gross profits for the twelve month period ending September 30, 2013. The Growth Capital C advance, if applicable, will be repayable in thirty-five scheduled installments commencing on the six-month anniversary of the funding date of the advance. As of December 31, 2012, there were no borrowings on the Term Loan.

In February 2013, the Company borrowed $2,000 in accordance with the terms of the Term Loan with respect to the Growth Capital A advance. The Company may borrow up to $2,000 of Growth Capital B Advances until June 30, 2013.

The principal amount for each Growth Capital Advance will accrue interest, which is payable monthly, at a floating rate per annum equal to Prime Rate, as defined, plus 2.25%.

The Term Loan requires that SVB will maintain a first priority perfected security interest in all of the Company’s tangible and intangible assets, excluding intellectual property, until the payment and performance in full of all obligations under the Term Loan are satisfied.

In connection with the execution of the Term Loan, the Company issued SVB warrants to purchase 80,000 shares of the Company’s common stock. The warrants have an exercise price of $0.81 per share and expire ten years after the date of issuance. The fair value of the warrants of $153 was recorded as deferred financing costs, and such costs are being charged to interest expense over the term of the Term Loan. As of December 31, 2012, the Company charged $6 of deferred financing costs to interest expense.

10.	RESTRUCTURING CHARGE

During 2012, the Company restructured its Research and Development operations, which resulted in the write-off of certain long-lived assets by Company management, the termination of 11 employees, and certain related legal fees associated with the restructuring. Accordingly, the Company recorded a restructuring charge of $943, including write-off of equipment and tooling costs aggregating $806 that the Company scrapped, severance costs of $57, and legal fees of $80. As of December 31, 2012, the Company had no remaining obligations associated with the restructuring.

11.	CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS AND VENDORS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the year ended December 31, 2012, the number of customers representing greater than 5%, but less than 10%, of the Company’s total revenue was two. At December 31, 2012, the number of customers representing greater than 10% of the Company’s total accounts receivable balances was none.

The Company’s top three vendors accounted for approximately 35% of total raw material and finished product purchases for the year ended December 31, 2012.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 6, 2013, pursuant to ASC 855-10 “Subsequent Events”.

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